WESCAST REPORTS SECOND QUARTER SALES
AND EARNINGS

Brantford, Ontario, July 28, 2004 — Wescast Industries Inc. (TSX: WCS.A: NASDAQ: WCST). Wescast Industries Inc. today reported revenues of $119.6 million and net earnings of $10.3 million for the second quarter of 2004. “The continued increases in raw material prices, combined with significant pricing pressure from our customer base has created a very challenging operating environment. We are pleased with how our core manifold business in North America has responded to this challenging market and by the continued improvements shown by Weslin in Europe,” said Ed Frackowiak, Chairman and C.E.O. “However, the impact of these challenging market conditions on our Chassis business, combined with inconsistent operating performance, has resulted in this segment falling well short of the financial performance targets established for the business. In a press release issued July 19th, we announced our intention to exit the Chassis segment of our business and focus solely on the development and execution of a customer-driven global powertrain strategy”, he added.

Highlights

•	Wescast revenues were $119.6 million, up 2.3% from the $116.9 million reported in the same quarter last year.

•	Net earnings for the quarter were $10.3 million versus $10.6 million in 2003.

•	Adjustments to accruals for stock-based compensation added $1.2 million to net earnings for the quarter.

•	Earnings per share on a diluted basis for the second quarter were $0.69, compared with $0.82 reported for the same period in 2003.

•	North American light vehicle production levels for the domestic Big 3 automakers declined by 1.1% for the quarter compared with 2003. This decline by the domestic Big 3 was in contrast to the overall industry which reported an increase of 1.3% over 2003. The domestic Big 3 has continued to see vehicle inventory levels rise. At the end of the second quarter the Big 3 had 85 days supply of vehicles on hand, compared with an 82 day supply at the end of the first quarter and a 72 day supply at the end of December of 2003. The industry target is approximately 60 days.

•	In the first quarter the Company and Linamar Corporation announced Wescast’s intention to sell its 50% interest in Weslin to Linamar Corporation, pursuant to the terms of a joint-venture agreement. During this quarter, the Ontario Superior Court of Justice ordered the joint venture partners to arrange a mutually agreeable division of Weslin. The Company has appealed this ruling pending the outcome of deliberations with the joint venture partner.

Operations

Consolidated sales for the quarter were $119.6 million, reflecting a 2.3% increase over the previous year’s level of $116.9 million.

The sale of powertrain products in North America, excluding prototype and tooling sales, increased by 2.2% compared to the same period in 2003. Revenues for the quarter were $99.8 million compared with $97.7 million in 2003. The Company’s unit sales in this segment were consistent with 2003 levels, which compared favourably to the 1.1% production decline experienced during the quarter by the domestic Big 3, the Company’s primary customer base. This better than market revenue performance resulted from:

•	Increased machining penetration compared with 2003. Manifolds that were both cast and internally machined rose to 82% of total manifold production, up from 76% in the same quarter last year; overall machining unit volumes increased by 8.2% in the period compared to 2003.

•	Increased shipments to General Motors during the quarter, primarily related to the 3500 V6, 3.5L I5 and 3.6L HF V6 engine programs.

•	Continued growth in sales with new domestic customers, specifically Nissan and Isuzu.

These positive factors were partially offset by:

•	The impact of market driven price reductions, which reduced North American powertrain revenues on a quarter-over-quarter basis by about $3.5 million.

•	A reduction in volumes to Ford compared to the second quarter of 2003 reflecting the transfer of the production requirements for the 4.0L engine to Weslin and the impact of programs resourced to Asian suppliers. However, as outlined in recent press releases, we have been awarded new future business from Ford.

Revenues from the sale of Chassis components in the second quarter, excluding prototype and tooling sales, increased by 10.2% over the same quarter in 2003. Sales for the quarter were $10.8 million, compared with $9.8 million in 2003. The increase reflects new programs launched during the past year and the impact of product mix changes.

The Company’s proportionate share of revenues generated on component sales at Weslin was $6.4 million in the second quarter. This represents an increase of 25.5% over the $5.1 million recorded during the same quarter last year. The growth represents the continued ramp-up of the operation, including the assumption of the full production requirements for the Ford 4.0L program in 2004.

Consolidated revenues from prototype and tooling sales in the second quarter were $2.6 million, a decline from the $4.3 million recorded in the second quarter of 2003. The change is a function of year-over-year differences in the timing of customer programs.

Net earnings for the quarter were $10.3 million, compared with $10.6 million reported in the second quarter of 2003.

The Company’s North American powertrain group generated net earnings of $16.0 million or 15.8% of sales, a decline from the $16.4 million or 16.5% of sales reported in the second quarter of 2003. The change resulted from the impact of:

•	Higher raw material and other commodity prices compared with 2003, specifically balled steel, moly and electricity;

•	Market driven sales price reductions; and,

•	Lower accruals for government research tax credits than what was reflected in the second quarter of 2003.

The impact of these factors was partially offset by positive benefits from:

•	Improved operating performance in the manufacturing facilities, measured in terms of uptime and scrap rates;

•	Increased machining penetration;

•	The impact of Company-wide cost reduction initiatives; and,

•	The reduction in the accrual for stock appreciation rights resulting from the decline in the market price of the Company’s shares during the quarter.

The Weslin operation generated a net loss of $1.2 million, an improvement over the $2.3 million net loss reported in the second quarter of 2003. This business continues to develop; its financial performance reflects the costs associated with ramping-up the manufacturing facilities and executing new product launches.

The Chassis Segment generated a net loss of $4.5 million for the quarter compared with a net loss reported in the second quarter of 2003 of $3.5 million. The Cordele operation has not been able to consistently achieve targeted operating metrics, measured in terms of moulds per hour, finishing throughput and scrap rates, hampering the financial performance of this business segment.

A more detailed discussion of the consolidated results for the quarter ended June 27, 2004 is contained in the attached Management’s Discussion and Analysis which follows the interim consolidated financial statements and the notes thereto.

Future Outlook

The economic outlook for the automotive industry in 2004 is stable. Industry estimates for 2004 North American light vehicle production levels are projected in a range of 15.7 to 16.1 million vehicles, in line with the 15.9 million units achieved in 2003.

The Company anticipates 2004 production levels of its North American Powertrain segment will also remain in a range consistent with the level achieved in 2003.

Pricing to North American customers has been under severe downward pressure for quite some time. Wescast prices are compared against new global pricing benchmarks causing the company to retain business at lower average prices. This pressure is expected to continue. The North American operations have been very successful to date at achieving manufacturing efficiencies to offset most of the pricing pressures described above and will need to continue this success over the longer term.

The Company’s results are also sensitive to raw material prices for scrap steel and moly. Increases in world-wide demand for these materials have caused their costs to escalate significantly over the last year resulting in a significant negative impact on the financial results. World-wide demand is expected to remain strong; as a result, prices are expected to remain high and could escalate further in future periods.

The Company continues to evaluate both the threats and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The Company views the emerging domestic market opportunities in Asia to be well aligned with its global powertrain strategy. The Company is actively reviewing specific business opportunities with potential business partners in Asia that will enable the Company to participate in this market.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds for automotive OEMs. Wescast entered the suspension and brake component market through the acquisition of Georgia Ductile in September 2002. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe, “ “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

July 28, 2004
3:00 p.m. EST
To participate, please dial (416)-695-9709, Reservation number T503680W
Post view is available from July 28, 2004 to
To access please dial 416-641-2131
and enter pin #3680

For further information, please contact:

Mr. Gordon Currie
Vice-President and Chief Financial Officer
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Six months ended
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
Sales	$119,550	$116,851	$238,207	$242,010
Cost of sales	93,779	87,941	189,111	186,351

Gross profit	25,771	28,910	49,096	55,659
Selling, general and administration	9,598	8,999	19,634	17,911
Stock-based compensation	(1,778)	471	(1,660)	(661)
Research, development and design	1,774	1,870	3,447	4,129

	16,177	17,570	27,675	34,280
Other (income) expense
Interest expense	177	433	371	748
Investment income	(191)	(41)	(360)	(102)
Other (income) and expenses	302	1,326	443	1,143

Earnings before income taxes	15,889	15,852	27,221	32,491
Income taxes	5,592	5,253	9,886	11,197

Net earnings	$10,297	$10,599	$17,335	$21,294

Net earnings per share (Note 4)
- basic	$0.79	$0.82	$1.33	$1.63

- diluted	$0.69	$0.82	$1.23	$1.58

Retained earnings, beginning of period	$334,135	$335,810	$328,669	$326,686
Net earnings	10,297	10,599	17,335	21,294
Dividends paid	(1,572)	(1,571)	(3,144)	(3,142)

Retained earnings, end of period	$342,860	$344,838	$342,860	$344,838

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	June 27, 2004	December 28, 2003
Current assets
Cash and cash equivalents	$37,490	$28,699
Receivables	79,574	73,073
Inventories	36,205	33,232
Prepaids	2,778	3,049
Future income taxes	2,051	2,043
Current assets - discontinued operations	212	215

	158,310	140,311
Property and equipment	373,705	375,060
Future income taxes	34,789	29,716
Other	9,072	10,468
Long-term assets - discontinued operations	5,693	5,580

	$581,569	$561,135

Current liabilities
Payables and accruals	$47,952	$45,158
Income taxes payable	1,920	32
Current portion of long-term debt	3,621	4,368
Current portion of stock appreciation rights	1,613	3,651
Future income taxes	118	118

	55,224	53,327
Long-term debt	34,969	36,072
Long-term stock appreciation rights	0	62
Future income taxes	23,266	22,271
Employee benefits	13,821	12,182

	127,280	123,914

Shareholders' equity
Capital stock (Note 3)	110,242	110,049
Retained earnings	342,860	328,669
Share purchase loans	(865)	(1,031)
Cumulative translation adjustment	2,052	(466)

	454,289	437,221

	$581,569	$561,135

Wescast Industries Inc.
Consolidated Statement of Cash Flows

(in thousands of Canadian dollars) (Unaudited Canadian GAAP)
	Three months ended		Six months ended
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
Cash derived from (applied to)
Operating
Earnings from continuing operations	$10,297	$10,599	$17,335	$21,294
Add (deduct) items not requiring cash:
Depreciation and amortization	10,306	10,598	21,401	20,608
Amortization of bond costs	12	70	24	127
Future income taxes	(1,980)	(1,263)	(3,629)	(2,812)
Gain on disposal of investments	0	0	0	(13)
Loss (gain) on disposal of equipment	386	(136)	569	(136)
Stock-based compensation expense,
net of payments	(1,962)	341	(2,100)	(791)
Employee benefits - net of payments	825	638	1,639	1,201

	17,884	20,847	35,239	39,478
Change in non-cash operating working capital (Note 5)
	9,167	(15,575)	(4,190)	(38,723)

	27,051	5,272	31,049	755
Discontinued operations	(53)	(140)	(96)	(249)

	26,998	5,132	30,953	506

Financing
Issue of long-term debt	277	455	395	1,078
Repayment of long-term debt	(2,760)	(4,305)	(3,223)	(4,305)
Payment of obligations under capital leases	(145)	(233)	(289)	(666)
Issuance of share capital under Employee Share
Purchase Plan	96	119	193	250
Employee share loan repayments	141	101	166	263
Dividends paid	(1,572)	(1,571)	(3,144)	(3,142)

	(3,963)	(5,434)	(5,902)	(6,522)

Investing
Purchase of property, equipment and other assets	(11,088)	(10,788)	(16,540)	(24,967)
Redemption of investments	0	0	0	11,905
Proceeds on disposal of equipment	194	1,576	280	1,859

(10,894	(9,212)	(16,260)	(11,203)	(54,963)

Net increase (decrease) in cash and cash equivalents	12,141	(9,514)	8,791	(17,219)
Cash and cash equivalents, net of bank indebtedness
Beginning of period	25,349	2,279	28,699	9,984

End of period	$37,490	$(7,235)	$37,490	$(7,235)

Wescast Industries Inc.

Notes to the Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the annual consolidated financial statements for the year ended December 28, 2003, included in the Company’s 2003 Annual Report to shareholders.

The disclosures in these unaudited interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 28, 2003.

The unaudited interim consolidated financial statements and the notes thereto have not been reviewed by the Company’s external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

Note 2. Ownership in Weslin Industries Inc.

During the first quarter of 2004 the Company and Linamar Corporation announced Wescast’s intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation, pursuant to the terms of a joint-venture agreement between the parties.

On June 8, 2004, the Ontario Superior Court of Justice ordered that Wescast’s put of their interest in Weslin be stayed. The court further ordered that the joint venture partners arrange a mutually agreeable division of Weslin, as per the terms of the existing shareholders’ agreement. On July 2, 2004 the Company appealed this ruling pending the outcome of deliberations with the joint venture partner.

Note 3. Capital stock

Authorized

Unlimited Preference shares, no par value Unlimited Class A subordinate voting common shares, no par value 9,000,000 Class B multiple voting common shares, no par value

	June 27,	December 28,
	2004	2003
Issued and outstanding
5,727,464 Class A Common shares	$97,815	$97,622
(2003 - 5,721,662)
7,376,607 Class B Common shares	12,427	12,427
(2003 - 7,376,607)

	$110,242	$110,049

Note 4. Earnings per common share

Basic net earnings per share for the three months ended June 27, 2004 are based on the weighted average common shares outstanding (2004 – 13,065,256 shares; 2003 – 13,035,445 shares). Diluted net earnings per share for the three months ended June 27, 2004 are based on the diluted weighted average common shares outstanding (2004 – 13,165,247 shares; 2003 – 13,158,225 shares).

Note 5. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating working capital:

	Three months ended		Six months ended
	June 27, 2004	June 29, 2003	June 27, 2004	June 29, 2003
Receivables	$9,370	$3,960	$(6,742)	$(6,946)
Inventories	(4,892)	(722)	(2,973)	(3,983)
Prepaids	312	(638)	271	(105)
Payables and accruals	2,712	(20,262)	3,366	(30,783)
Income taxes receivable / payable	1,665	2,087	1,888	3,094

	$9,167	$(15,575)	$(4,190)	$(38,723)

Note 6. Segment Information

The Company currently operates within two reportable segments, both in the automotive industry. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only.

There were no intersegment sales during the three months ended June 27, 2004. All Corporate costs have been allocated to the powertrain segment.

	Three months ended June 27, 2004
	Powertrain		Chassis
	North America	Europe	North America	Total
Sales to external customers	$101,733	$6,456	$11,361	$119,550
Net earnings (loss)	15,977	(1,193)	(4,487)	10,297
Interest revenue	191	--	--	191
Interest expense	45	--	132	177
Depreciation and amortization	7,669	1,373	1,264	10,306
Income taxes	7,879	23	(2,310)	5,592
Purchase of property, equipment and other
assets	$7,925	$1,636	$1,527	$11,088

Note 6. Segment Information (continued)

	Three months ended June 29, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total
Sales to external customers	$99,609	$5,070	$12,172	$116,851
Net earnings (loss)	16,413	(2,257)	(3,557)	10,599
Interest revenue	41	--	--	41
Interest expense	187	--	246	433
Depreciation and amortization	8,115	1,160	1,323	10,598
Income taxes	7,064	23	(1,834)	5,253
Purchase of property, equipment
and other assets	$8,087	$828	$1,873	$10,788

	Six months ended June 27, 2004
	Powertrain		Chassis
	North America	Europe	North America	Total
Sales to external customers	$201,965	$12,856	$23,386	$238,207
Net earnings (loss)	28,596	(2,879)	(8,382)	17,335
Interest revenue	360	--	--	360
Interest expense	95	--	276	371
Depreciation and amortization	16,146	2,715	2,540	21,401
Income taxes	14,158	45	(4,317)	9,886
Purchase of property, equipment
and other assets	$11,358	$2,705	$2,477	$16,540

Note 6. Segment Information (continued)

	Six months ended June 29, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total
Sales to external customers	$208,572	$10,060	$23,378	$242,010
Net earnings (loss)	33,600	(4,584)	(7,722)	21,294
Interest revenue	102	--	--	102
Interest expense	278	--	470	748
Depreciation and amortization	15,330	2,348	2,930	20,608
Income taxes	15,143	33	(3,979)	11,197
Purchase of property, equipment and other
assets	$20,757	$2,337	$1,873	$24,967

	June 27, 2004
	Powertrain		Chassis
	North America	Europe	North America	Total
Total Assets	$417,366	$73,826	$90,377	$581,569
Property and equipment	259,456	54,606	59,643	373,705
Deferred pre-production costs	$1,024	$7,173	$--	$8,197

	December 28, 2003
	Powertrain		Chassis
	North America	Europe	North America	Total
Total Assets	$393,639	$71,506	$95,990	$561,135
Property and equipment	265,198	52,263	57,599	375,060
Deferred pre-production costs	$1,625	$8,201	$--	$9,826

Note 7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at June 27, 2004.

Note 8. Subsequent Event

On July 19, 2004 the Company announced its intention to exit the Chassis Segment, conducted at its Cordele, Georgia facility. The Company is currently evaluating alternatives to exit the business, including sale. A reasonable estimate of the financial impact of this event cannot be made at this time.

Management’s Discussion and Analysis
Of Results of Operations and Financial Position
For the Three Months Ended June 27, 2004

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with: The interim consolidated financial statements and notes thereto for the three-month period ended June 27, 2004; the “Management’s Discussion and Analysis” included in the Annual Report of Wescast for the year ended December 28, 2003; and with the consolidated financial statements and notes thereto for the year ended December 28, 2003. The accompanying interim consolidated financial statements and the notes thereto have not been reviewed by the Company’s external auditors pursuant to a review engagement applying review standards set out in the CICA Handbook.

Overview

Wescast Industries Inc. (“Wescast” or the “Company”) designs, casts, machines and assembles high-quality engineered iron products for automotive OEMs. The Company employs approximately 2,100 skilled and highly committed people in 8 production facilities and 5 sales and design centres in Canada, the United States, Japan and Europe. The Company is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks.

The Company’s resources are strategically aligned to meet unique, customer-specific requirements. The Company believes that the combination of its design and high-quality manufacturing creates a unique value for the customers in the markets that it serves. The Company believes this is the reason for it being the world’s largest supplier of exhaust manifolds for passenger cars and light truck applications.

•	The powertrain segment is focused on the design and manufacture of exhaust system components for sale primarily to original equipment manufacturers (“OEM’s”) and Tier 1 customers for car and light truck markets in North America and Europe. The Company’s Powertrain operations in North America are well established and consist of 6 production facilities. The European powertrain operations are conducted through Weslin Industries Inc. (“Weslin”), a relatively new operation, which is jointly managed by Wescast and Linamar Corporation. On March 10, 2004, the Company and Linamar Corporation announced Wescast’s intention to sell its 50% interest in Weslin to Linamar Corporation, pursuant to the terms of a joint-venture agreement. On June 8, 2004, the Ontario Superior Court of Justice ordered that Wescast’s put of their interest in Weslin be stayed. The Court further ordered that the partners arrange a mutually agreeable division of Weslin, also pursuant to terms contained in the shareholders’ agreement. The Company has appealed this ruling pending the outcome of deliberations with the joint venture partner. As a result, the terms of the transaction and the resulting financial impact are not yet known.

•	The chassis segment is focused on the design and manufacture of brake and suspension components for sale to OEM and Tier 1 customers. The Company entered the segment in September 2002 with the acquisition of Georgia Ductile Foundries, LLC, renamed Wescast Industries Cordele, LLC (“Cordele”). This business, which was acquired while it was still in a start-up phase, is a developing business serving a North American customer base. On July 19, 2004, Wescast announced its intention to exit the chassis segment. Currently, the Company is preparing a plan to sell this entity.

Highlights

The Company’s core business segment, represented by its North American powertrain operations, performed well in the second quarter. Casting unit volumes for the segment were unchanged from the second quarter of 2003, however machining volumes increased by 8.2%. The impact of market driven price reductions reduced gross profit by $3.5 million for the quarter compared with last year, however, this was offset by the benefits of favourable product mix and year-over-year improvements in manufacturing efficiencies. Raw material costs for both scrap steel and molybdenum continued to rise in the quarter, reducing gross profit by $4.7 million, net of recoveries from customers, versus the second quarter of the prior year. As a result of the decline in the market price of the Company’s shares during the quarter, the accrual for stock appreciation rights was reduced, resulting in a positive impact on pre-tax earnings of $1.8 million, versus an expense of $0.5 million in 2003.

During the quarter, the Company announced that it had been awarded several new programs, specifically:

•	The supply of cast and machined exhaust manifolds for the Duratec 30 3.0L V6 engine program and the Modular 4.6L 3V engine program for Ford. On the latter program Wescast will supply the casting, while the machining will be completed by United Machining Inc., a joint venture between Uniboring Inc. and Wescast. Both programs are for 2005 model year applications.

•	The supply of cast and machined exhaust manifolds for the 2.0L and 2.4L World engine programs of the Global Engine Manufacturing Alliance (“GEMA”) for the 2005 model year. GEMA is a joint venture of DaimlerChrysler, Mitsubishi and Hyundai.

These announcements demonstrate how the Company’s focus on improving its manufacturing, design and engineering capabilities has increased the value proposition for its customers, enabling it to generate growth within North American markets.

Weslin has shown year-over-year revenue growth and improved operating performance. This improvement has occurred despite higher raw material costs and delayed timing on some program launches. Scrap and equipment uptime metrics continue to show improvement.

The Chassis segment also continues to develop, however the manufacturing facility continues to experience inconsistent operating performance. Despite reporting higher revenues in the second quarter compared with 2003, the negative impact on earnings exceeded 2003 levels.

Results from Operations

Vehicle Production Volumes

North American light vehicle production volumes for the quarter totaled approximately 4.2 million units, a 1.3% increase over the same period in 2003. However, production during the quarter by the domestic Big 3 automakers, that comprise the Company’s primary customer base, was down 1.1 % compared to the same period in 2003.

Sales

Consolidated sales for the quarter were $119.6 million, an increase of 2.3% over the previous year’s level of $116.9 million.

Revenues from the sale of powertrain products in North America for the quarter, comprised of cast and machined iron manifolds, increased by 2.2% compared to the same period in 2003. Revenues were $99.8 million compared with $97.7 million in 2003. Unit sales of cast manifolds were 3.6 million, essentially unchanged from the second quarter of 2003. Sales to new domestic customers, specifically Nissan, and the volume impact of new programs with General Motors enabled the Company to outperform the 1.1% decrease in production volume experienced by the domestic Big 3, our primary customer base. While unit volumes remained unchanged, revenue growth from casting sales for the quarter resulted from favourable product mix changes and increased machining penetration compared with the second quarter of 2003. The level of manifolds that were both cast and internally machined rose to 82% of total manifolds produced, up from 76% over the same quarter last year. Machining volumes were up 8.2% during the period compared to 2003.

Sales of chassis components by the Cordele facility for the quarter were $10.8 million, an increase of 10.2% from the $9.8 million reported in the second quarter of 2003. The Company’s proportionate share of component sales by Weslin was $6.4 million for the quarter, up 25.5% from the $5.1 million reported in the second quarter of 2003; reflecting the continued ramp-up of this business, including the full-absorption of the production requirements for the Ford 4.0L program.

Consolidated revenue from prototype and tooling sales for the quarter declined by $1.7 million to $2.6 million compared to $4.3 million for the same period a year ago. Prototype and tooling sales are a function of customer program timing, making specific period-over-period comparisons difficult.

On a year-to-date basis sales of $238.2 million were 1.5% lower than the $242.0 million reported in 2003. The majority of the decline was related to lower prototype and tooling sales in the first six months of 2004 compared with 2003. The decline is a function of customer program timing. Units cast are flat to last year, while units cast and machined are up by 7.3%.

Gross Profit

Gross profit for the quarter was $25.8 million, which reflects a decline of 10.9% compared with the $28.9 million reported in the second quarter of 2003. The decline was the result of several factors as follows:

•	Increases in raw material and other commodity prices and market driven selling price reductions which combined to negatively impact the profitability of the Company’s North American powertrain business. These factors were partially offset by the strong operating performance in the manufacturing operations, the savings generated by company-wide cost reduction initiatives, and the positive impact on gross profit from the increased machining penetration.

•	The Company’s gross profit for the quarter was negatively impacted by the continued support of the ramp-up of activities in Georgia and Hungary.

The Company’s operation in Hungary, Weslin, continues to focus on launch activities and operating performance improvement and continues to experience quarter-over-quarter improvements. The chassis component operation in Georgia continues to focus on improving and building the consistency of its operating performance. This operation has not been able to consistently maintain targeted operating metrics, including moulds per hour, finishing throughput levels and scrap rates. The performance of the operation continues to be impacted by unplanned equipment downtime issues resulting in increased maintenance costs, overtime and other costs necessary to ensure that customer delivery requirements are met. These costs, coupled with raw material cost increases have negatively impacted the profitability of the operation. The overall negative impact for the quarter on net earnings from the Cordele operation was $4.5 million, reflecting an increased loss of $1.0 million over the $3.5 million negative impact the operation reported in the second quarter of last year. The impact on net earnings from the Weslin business during the quarter was a loss of $1.3 million, an improvement of $1.0 million over the $2.3 million loss reported in the second quarter of 2003. These operations continue to receive leadership, technical and administrative support from the Company’s core operations in an effort to accelerate the performance improvement and meet customer launch requirements.

•	The second quarter of 2003 included the positive impact of government investment tax credits applied to offset expenditures on research and development activities conducted in the facilities in prior periods which improved gross profit by $1.1 million, similar credits in 2004 impacted earnings by to a far lesser extent, $0.1 million.

On a year-to-date basis gross profit declined by $6.6 million to $49.1 million, compared with $55.7 million reported in the first six months of 2003. The decline reflects the impact of customer driven price reductions and increased raw material and commodity prices on the core powertrain business and increased year-over-year losses in the Chassis segment. This was partially offset by improved profitability at Weslin.

Selling, General and Administration

The Company’s selling, general and administrative costs for the quarter were $9.6 million, an increase of $0.6 million over the $9.0 million incurred in the same period in 2003. The bulk of this increase relates to severance costs accrued during the quarter. Cost reduction efforts within administrative departments successfully offset most inflationary cost increases experienced during the quarter. As a percentage of sales, these expenses increased slightly from 7.7% in the second quarter of 2003 to 8.0% in 2004. Included in selling, general and administration expenses for the quarter was depreciation of $1.7 million, up slightly from the $1.6 million included in the second quarter of 2003.

On a year-to-date basis the Company’s selling, general and administrative expenses have increased by $1.7 million over 2003 to $19.6 million. The majority of the increase from the $17.9 million reported in 2003 relates to severance costs incurred during 2004.

Stock-based Compensation

In connection with options granted under the Company’s stock option plan, participants are granted tandem stock appreciation rights. Under the plan, participants have the choice of exercising stock options or receiving cash from the Company for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. The increase or decrease in the intrinsic value of the stock options is included as stock-based compensation expense. The market price of the Company’s shares decreased during the quarter, resulting in a positive impact of $1.8 million on pre-tax earnings. In the second quarter of 2003, an increase in the market price of the Company’s shares resulted in a negative impact of $0.5 million on pre-tax earnings.

Over the first six months of 2004 stock-based compensation has increased pre-tax earnings by $1.7 million. This compares to a $0.7 million positive impact on earnings reported in 2003. The change reflects the impact of year-over-year changes in the market value of the Company’s share price.

Research, Development and Design

The Company’s research, development and design expenses of $1.8 million this quarter were in line with the $1.9 million incurred over the same period of 2003. The Company remains committed to funding customer focused research and development activities: however the impact of a company-wide focus on cost reduction initiatives resulted in lower discretionary spending.

On a year-to-date basis research, development and design expenses of $3.5 million are lower than the $4.1 million reported over the same period in 2003. The change reflects the impact of cost reduction efforts on discretionary spending as well as reduced spending on the Company’s “hot end solutions” initiative. This activity has moved out of the research intense development phase and is now focused on addressing customer specific applications.

Interest Expense

Interest expense for the quarter of $0.2 million was down slightly from the $0.4 million incurred over the same period in 2003.

Interest Income

Interest income for the quarter was slightly higher than reported in the same period in 2003, as a result of higher average cash balances on hand during the quarter compared with the same period in 2003.

Income Taxes

The effective tax rate reflected for the quarter was 35.2%, compared with a rate of 33.1% in 2003. The rate change reflects the increase in statutory rates applicable to income earned in the Province of Ontario, and a reduced impact from the cost sharing arrangements in place with Weslin. The Weslin operation is eligible for a tax holiday, with earnings not subject to income taxes during the first ten years of operations. Consequently no tax benefit has been recognized with respect to the losses generated by Weslin.

Financial Condition, Liquidity and Financial Resources

At June 27, 2004 the Company had $37.5 million in cash and cash equivalents compared with $28.7 million at the end of 2003 and $7.2 million in bank indebtedness at the end of the second quarter of 2003. The change reflects the strong cash flows generated from operations during the quarter which more than offset the cash outflows for the quarter related to capital expenditures and dividend payments. The Company expects to generate cash reserves from operations over the balance of the year and is well positioned to support future growth initiatives.

Operating Activities

The Company generated $27.1 million in cash from continuing operations during the second quarter, compared with $5.3 million in cash generated from continuing operations during the second quarter of 2003. The increase was primarily attributable to changes in non-cash working capital in North America. The incremental reduction in non-cash working capital during the quarter was $9.2 million compared to an investment of $15.6 million in 2003. The increased working capital requirements in 2003 resulted from the settlement of accounts payable balances associated with new machine lines acquired earlier that year.

Over the first six months of 2004 the Company has generated $31.0 million in cash from continuing operations, this compares with $0.8 million in cash generated over the same period in 2003.

Investing Activities

Capital expenditures for the second quarter were $11.1 million, which was slightly higher than the $10.8 million incurred during the second quarter last year. Capital expenditures continue to be closely monitored. Project approvals are focused at specific capacity requirements, projects generating a rapid payback or those projects required for safety or environmental initiatives.

On a year-to-date basis capital expenditures of $16.5 million compares with $25.0 million incurred over the same period in 2003. The higher spending in 2003 reflects the impact of machine line purchases incurred during that period.

Financing Activities

Net repayments of long-term debt during the quarter totaled $2.5 million, reflecting scheduled bond redemptions during the period. This compares to $3.9 million in net long-term debt repayments in 2003. Dividends paid during the quarter were $0.12 per common share, consistent with the second quarter of 2003.

Financing Resources

At June 27, 2004 the Company was in a very strong financial position. Cash and cash equivalents were $37.5 million at the end of the second quarter versus $7.2 million in bank indebtedness a year earlier. The Company has uncommitted demand operating facilities totaling US$36.4 million, all of which were undrawn at June 27, 2004.

Shareholders Equity

Shareholders’ equity increased to $454.3 million from $437.2 million at December 28, 2003. The increase resulted from earnings retained in the Company and an increase in the value of the cumulative translation adjustment account. The cumulative translation adjustment account represents the unrealized increase in the value of the Company’s investments in its self-sustaining subsidiaries operating in foreign currencies and translated to Canadian dollars at current rates of exchange.

Outlook

Although there can be no certainty as to future levels of production, based on currently available information, the Company views the economic outlook for the automotive industry in 2004 to be stable. Industry estimates project that 2004 North American light vehicle production levels will be in the range of 15.7 to 16.1 million vehicles, in line with the 15.9 million units achieved in 2003.

The Company anticipates its 2004 production levels of its North American Powertrain segment will also remain in a range consistent with those achieved in 2003. Pricing to North American customers has been under severe downward pressure for several months. Wescast prices are compared against new global pricing benchmarks causing the company to retain business at lower average prices. This pressure is expected to continue. The North American operations have been very successful to date at achieving manufacturing efficiencies to offset most of the pricing pressures described above and will need to continue this success over the longer term.

The Company’s results are also sensitive to raw material prices for scrap steel and moly. Increases in world-wide demand for these materials have caused their costs to escalate significantly over the last year resulting in a significant negative impact on the financial results. World-wide demand is expected to remain strong; as a result, prices are expected to remain high and could escalate further in future periods.

With the announcement to exit the chassis segment, Wescast’s revised global strategy is focused on its successful core competency of designing, casting and machining powertrain components. The Company sees high potential in expanding this segment of the business by following its customers into European and Asian marketplaces.

The strategic direction is in the following areas:

•	The focus of the core Powertrain segment in North America will be on becoming more cost competitive in an effort to address the significant pressure on pricing that is being exerted by the customer base. This pressure has intensified with the growing threat from competitors based in low cost countries, specifically China. To meet this challenge the Company will focus resources on the investigation of new technologies in an effort to uncover advances capable of generating quantum improvements in our operations. In addition, we will continue to pursue aggressive year-over-year cost reduction targets in these operations. Progress has been made toward achieving these targets by applying the Company’s HEART participative management process and continuous improvement focus. To date many cost reduction initiatives have been identified and are being implemented.

•	The efficiency gains targeted in the Company’s core Powertrain operations will create available foundry capacity that can be utilized to support the production needs of automakers with operations in North America who are not current customers of the Company, or can be utilized to produce new products that fit the focus of these manufacturing operations. In 2003, a dedicated team was assembled to review and develop business case recommendations on specific products meeting these criteria. This team will continue to evaluate new opportunities in 2004.

•	The Company will work toward, and anticipates achieving, a resolution to the change in ownership of Weslin prior to the end of 2004.

•	The Company will continue to evaluate both the threat and opportunities that may exist in the emerging automotive industry in Asia, specifically China. In this regard, the Company continues to review specific business opportunities that would enable Wescast to participate in the Asian market.

•	The Company has engaged outside advisors to assist in the evaluation of alternatives to exit the Chassis business, including sale.

The Company believes that maintaining the focus on these areas is the best means to ensure the long-term success of the business.

Forward-Looking Information

Certain information provided by Wescast in this MD&A and in other documents published throughout the year that is not a recitation of historical facts may constitute forward-looking information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate”, “anticipate”, “believe”, “expect”, and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, global economic and industry conditions causing changes to production volumes, changes in raw material and other input costs, price reduction pressures, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, contract negotiations with the unionized workforce, failure in implementing Company strategy, technological developments by the Company’s competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. While the Company believes that its forecasts and assumptions are reasonable, persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ from those indicated by such forward-looking statements.